FINANCIAL SUMMARY

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

FY2016 First Quarter

(April 1, 2015 through June 30, 2015)

English translation from the original Japanese-language document

TOYOTA MOTOR CORPORATION

FY2016 First Quarter Consolidated Financial Results

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

English translation from the original Japanese-language document

August 4, 2015

Company name	:	Toyota Motor Corporation
Stock exchanges on which the shares are listed	:	Tokyo, Nagoya, Sapporo and Fukuoka Stock Exchanges in Japan
Code number	:	7203
URL Representative	: :	http://www.toyota.co.jp Akio Toyoda, President
Contact person	:	Yasushi Kyoda, General Manager, Accounting Division Tel. (0565)28-2121
Filing date of quarterly securities report	:	August 7, 2015
Payment date of cash dividends	:	—
Supplemental materials prepared for quarterly financial results	:	yes
Earnings announcement for quarterly financial results	:	yes

(Amounts are rounded to the nearest million yen)

1.	Consolidated Results for FY2016 First Quarter (April 1, 2015 through June 30, 2015)

(1)	Consolidated financial results (For the three months ended June 30)

	(% of change from previous first quarter)
	Net revenues		Operating income		Income before income taxes and equity in earnings of affiliated companies		Net income attributable to Toyota Motor Corporation
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
FY2016 first quarter	6,987,648	9.3	756,001	9.1	845,259	9.5	646,394	10.0
FY2015 first quarter	6,390,688	2.2	692,728	4.4	771,826	6.6	587,774	4.6

(Note)   Comprehensive income: FY2016 first quarter 842,972 million yen (44.2%), FY2015 first quarter 584,618 million yen (-40.7%)

	Net income attributable to Toyota Motor Corporation per share – Basic	Net income attributable to Toyota Motor Corporation per share – Diluted
	Yen	Yen
FY2016 first quarter	205.41	205.30
FY2015 first quarter	185.43	185.34

(2)	Consolidated financial position

	Total assets	Shareholders’ equity	Toyota Motor Corporation shareholders’ equity	Ratio of Toyota Motor Corporation shareholders’ equity
	Million yen	Million yen	Million yen	%
FY2016 first quarter	48,821,479	18,069,967	17,205,009	35.2
FY2015	47,729,830	17,647,329	16,788,131	35.2

2.	Cash Dividends

Annual cash dividends per share
	End of first quarter	End of second quarter	End of third quarter	Year-end	Total
	Yen	Yen	Yen	Yen	Yen
FY2015	—	75.00	—	125.00	200.00
FY2016	—
FY2016 (forecast)		—	—	—	—

(Note) Revisions to the forecast of cash dividends since the latest announcement: none

3.	Forecast of Consolidated Results for FY2016 (April 1, 2015 through March 31, 2016)

	(% of change from FY2015)
	Net revenues		Operating income		Income before income taxes and equity in earnings of affiliated companies		Net income attributable to Toyota Motor Corporation		Net income attributable to Toyota Motor Corporation per share – Basic
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
Full-year	27,800,000	2.1	2,800,000	1.8	2,980,000	3.0	2,250,000	3.5	714.93

(Note) Revisions to the forecast of consolidated results since the latest announcement: yes

Notes

(1)	Changes in significant subsidiaries during the current quarter
(Changes in specified subsidiaries that caused a change in the scope of consolidation): none

(2)	Simplified accounting procedures and specific accounting procedures: yes

Note: For more details, please see page 5 “Other Information”.

(3)	Changes in accounting policies

(i)	Changes by a newly issued accounting pronouncement: none

(ii)	Changes other than (3)-(i) above: none

(4)	Number of shares issued and outstanding (common stock)

(i)	Number of shares issued and outstanding at the end of each period (including treasury stock): FY2016 first quarter 3,417,997,492 shares, FY2015 3,417,997,492 shares

(ii)	Number of treasury stock at the end of each period: FY2016 first quarter 270,827,535 shares,
FY2015 271,183,861 shares

(iii)	Average number of shares issued and outstanding in each period: FY2016 first quarter 3,146,893,809 shares,
FY2015 first quarter 3,169,812,004 shares

Information Regarding the Quarterly Review Procedures

At the time of disclosure of this report, the procedures for review of quarterly consolidated financial statements, pursuant to the “Financial Instruments and Exchange Act” of Japan, have not been completed.

Cautionary Statement with Respect to Forward-Looking Statements, and Other Information

This report contains forward-looking statements that reflect Toyota’s plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Russian ruble, the Canadian dollar and the British pound, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (xiv) the impact of natural calamities including the negative effect on Toyota’s vehicle production and sales.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

This report contains summarized and condensed financial information prepared in accordance with U.S. generally accepted accounting principles.

TOYOTA MOTOR CORPORATION    FY2016 First Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

TOYOTA MOTOR CORPORATION    FY2016 First Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

1.	Information Concerning Consolidated Financial Results for FY2016 First Quarter

(1) Financial Results

Consolidated vehicle unit sales in Japan and overseas decreased by 127 thousand units, or 5.7%, to 2,114 thousand units in FY2016 first quarter (the three months ended June 30, 2015) compared with FY2015 first quarter (the three months ended June 30, 2014). Vehicle unit sales in Japan decreased by 36 thousand units, or 7.1%, to 470 thousand units in FY2016 first quarter compared with FY2015 first quarter. Overseas vehicle unit sales decreased by 91 thousand units, or 5.3%, to 1,644 thousand units in FY2016 first quarter compared with FY2015 first quarter.

As for the results of operations, net revenues increased by 596.9 billion yen, or 9.3%, to 6,987.6 billion yen in FY2016 first quarter compared with FY2015 first quarter, and operating income increased by 63.2 billion yen, or 9.1%, to 756.0 billion yen in FY2016 first quarter compared with FY2015 first quarter. The factors contributing to an increase in operating income were the effects of changes in exchange rates of 145.0 billion yen and cost reduction efforts of 60.0 billion yen. On the other hand, the factors contributing to a decrease in operating income were the increase in expenses and others of 95.0 billion yen, the effects of marketing activities of 30.0 billion yen, and other factors of 16.8 billion yen. Income before income taxes and equity in earnings of affiliated companies increased by 73.4 billion yen, or 9.5%, to 845.2 billion yen in FY2016 first quarter compared with FY2015 first quarter. Net income attributable to Toyota Motor Corporation increased by 58.6 billion yen, or 10.0%, to 646.3 billion yen in FY2016 first quarter compared with FY2015 first quarter.

(2) Segment Operating Results

(i) Automotive:

Net revenues for the automotive operations increased by 496.7 billion yen, or 8.4%, to 6,411.3 billion yen in FY2016 first quarter compared with FY2015 first quarter, and operating income increased by 90.8 billion yen, or 15.5%, to 677.5 billion yen in FY2016 first quarter compared with FY2015 first quarter. The increase in operating income was mainly due to the effects of changes in exchange rates and cost reduction efforts.

(ii) Financial services:

Net revenues for the financial services operations increased by 92.8 billion yen, or 24.6%, to 470.3 billion yen in FY2016 first quarter compared with FY2015 first quarter. However, operating income decreased by 28.0 billion yen, or 28.6%, to 70.1 billion yen in FY2016 first quarter compared with FY2015 first quarter. The decrease in operating income was mainly due to the recording of valuation losses on interest rate swaps stated at fair value in sales finance subsidiaries.

(iii) All other:

Net revenues for all other businesses decreased by 1.3 billion yen, or 0.5%, to 256.9 billion yen in FY2016 first quarter compared with FY2015 first quarter. However, operating income increased by 1.4 billion yen, or 13.7%, to 12.2 billion yen in FY2016 first quarter compared with FY2015 first quarter.

TOYOTA MOTOR CORPORATION    FY2016 First Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(3) Geographic Information

(i) Japan:

Net revenues in Japan increased by 205.4 billion yen, or 6.2%, to 3,501.9 billion yen in FY2016 first quarter compared with FY2015 first quarter, and operating income increased by 109.8 billion yen, or 30.0%, to 475.8 billion yen in FY2016 first quarter compared with FY2015 first quarter. The increase in operating income was mainly due to the effects of changes in exchange rates and cost reduction efforts.

(ii) North America:

Net revenues in North America increased by 581.3 billion yen, or 25.7%, to 2,840.4 billion yen in FY2016 first quarter compared with FY2015 first quarter. However, operating income decreased by 38.6 billion yen, or 23.4%, to 126.8 billion yen in FY2016 first quarter compared with FY2015 first quarter. The decrease in operating income was mainly due to the increase in expenses and others, and the recording of valuation losses on interest rate swaps stated at fair value in sales finance subsidiaries.

(iii) Europe:

Net revenues in Europe decreased by 6.6 billion yen, or 1.0%, to 644.0 billion yen in FY2016 first quarter compared with FY2015 first quarter, and operating income decreased by 3.0 billion yen, or 27.7%, to 7.8 billion yen in FY2016 first quarter compared with FY2015 first quarter.

(iv) Asia:

Net revenues in Asia decreased by 54.4 billion yen, or 4.5%, to 1,142.9 billion yen in FY2016 first quarter compared with FY2015 first quarter, and operating income decreased by 10.2 billion yen, or 9.3%, to 100.0 billion yen in FY2016 first quarter compared with FY2015 first quarter. The decrease in operating income was mainly due to decreases in both production volume and vehicle unit sales.

(v) Other (Central and South America, Oceania, Africa and the Middle East):

Net revenues in other regions increased by 4.3 billion yen, or 0.7%, to 596.2 billion yen in FY2016 first quarter compared with FY2015 first quarter, and operating income increased by 3.9 billion yen, or 11.7%, to 38.0 billion yen in FY2016 first quarter compared with FY2015 first quarter.

TOYOTA MOTOR CORPORATION    FY2016 First Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

2.	Information Concerning Forecast of Consolidated Financial Results for FY2016

Reflecting the current trend of financial results, the current forecast of consolidated financial results for FY2016 (April 1, 2015 through March 31,2016) is set forth below. This forecast assumes average exchange rates through the fiscal year of 117 yen per US$1 and 127 yen per 1 euro.

Forecast of consolidated results for FY2016

Net revenues	27,800.0 billion yen	(an increase of 2.1% compared with FY2015)
Operating income	2,800.0 billion yen	(an increase of 1.8% compared with FY2015)
Income before income taxes and equity in earnings of affiliated companies	2,980.0 billion yen	(an increase of 3.0% compared with FY2015)
Net income attributable to Toyota Motor Corporation	2,250.0 billion yen	(an increase of 3.5% compared with FY2015)

These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Russian ruble, the Canadian dollar and the British pound, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (xiv) the impact of natural calamities including the negative effect on Toyota’s vehicle production and sales.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

TOYOTA MOTOR CORPORATION    FY2016 First Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

3.	Other Information

(1) Changes in significant subsidiaries during the current period

(Changes in specified subsidiaries that caused a change in the scope of consolidation)

None

(2) Simplified accounting procedures and accounting procedures specific to quarterly consolidated financial statements

Provision for income taxes

The provision for income taxes is computed by multiplying income before income taxes and equity in earnings of affiliated companies for the first quarter by estimated annual effective tax rates. These estimated annual effective tax rates reflect anticipated investment tax credits, foreign tax credits and other items, including changes in valuation allowances, that are expected to affect estimated annual effective tax rates.

(3) Changes in accounting principles, procedures, and disclosures for consolidated financial statements

None

TOYOTA MOTOR CORPORATION    FY2016 First Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

4.	Consolidated Production and Sales

(1) Production

		(Units)
Business segment		FY2015 first quarter (Three months ended June 30, 2014)	FY2016 first quarter (Three months ended June 30, 2015)	Increase (Decrease)
Automotive	Japan	1,015,997	941,462	(74,535)
	North America	503,517	527,430	23,913
	Europe	127,087	134,901	7,814
	Asia	473,866	371,749	(102,117)
	Other	118,269	117,572	(697)

	Total	2,238,736	2,093,114	(145,622)

Other	Housing	1,040	1,008	(32)

Note:	1 Production in “Automotive” indicates production units of new vehicles.
2 “Other” in “Automotive” consists of Central and South America, Oceania and Africa.

(2) Sales (by destination)

		(Units)
Business segment		FY2015 first quarter (Three months ended June 30, 2014)	FY2016 first quarter (Three months ended June 30, 2015)	Increase (Decrease)
Automotive	Japan	505,827	469,971	(35,856)
	North America	710,409	728,813	18,404
	Europe	207,481	206,374	(1,107)
	Asia	385,376	328,602	(56,774)
	Other	432,192	380,240	(51,952)

	Total	2,241,285	2,114,000	(127,285)

Other	Housing	898	891	(7)

Note:	1 Sales in “Automotive” indicates sales units of new vehicles.
2 “Other” in “Automotive” consists of Central and South America, Oceania, Africa and the Middle East, etc.

TOYOTA MOTOR CORPORATION    FY2016 First Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

5.	Consolidated Financial Statements

(1) Consolidated Balance Sheets

	(Yen in millions)
	FY2015 (March 31, 2015)	FY2016 first quarter (June 30, 2015)	Increase (Decrease)
Assets
Current assets:
Cash and cash equivalents	2,284,557	2,287,654	3,097
Time deposits	149,321	282,812	133,491
Marketable securities	2,782,099	2,331,180	(450,919)
Trade accounts and notes receivable, less allowance for doubtful accounts	2,108,660	1,922,211	(186,449)
Finance receivables, net	6,269,862	6,481,603	211,741
Other receivables	420,708	393,989	(26,719)
Inventories	2,137,618	2,201,802	64,184
Deferred income taxes	978,179	963,299	(14,880)
Prepaid expenses and other current assets	805,393	1,307,807	502,414

Total current assets	17,936,397	18,172,357	235,960

Noncurrent finance receivables, net	9,202,531	9,441,390	238,859
Investments and other assets:
Marketable securities and other securities investments	7,632,126	7,921,152	289,026
Affiliated companies	2,691,460	2,572,780	(118,680)
Employees receivables	45,206	44,825	(381)
Other	926,391	969,318	42,927

Total investments and other assets	11,295,183	11,508,075	212,892

Property, plant and equipment:
Land	1,354,815	1,362,492	7,677
Buildings	4,282,839	4,342,585	59,746
Machinery and equipment	10,945,377	11,230,672	285,295
Vehicles and equipment on operating leases	5,199,986	5,554,286	354,300
Construction in progress	581,412	494,718	(86,694)

Total property, plant and equipment, at cost	22,364,429	22,984,753	620,324

Less – Accumulated depreciation	(13,068,710)	(13,285,096)	(216,386)

Total property, plant and equipment, net	9,295,719	9,699,657	403,938

Total assets	47,729,830	48,821,479	1,091,649

TOYOTA MOTOR CORPORATION    FY2016 First Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

	(Yen in millions)
	FY2015 (March 31, 2015)	FY2016 first quarter (June 30, 2015)	Increase (Decrease)
Liabilities
Current liabilities:
Short-term borrowings	5,048,188	5,141,082	92,894
Current portion of long-term debt	3,915,304	4,270,812	355,508
Accounts payable	2,410,588	2,260,518	(150,070)
Other payables	913,013	819,118	(93,895)
Accrued expenses	2,668,666	2,792,255	123,589
Income taxes payable	348,786	248,094	(100,692)
Other current liabilities	1,126,951	1,214,585	87,634

Total current liabilities	16,431,496	16,746,464	314,968

Long-term liabilities:
Long-term debt	10,014,395	10,255,231	240,836
Accrued pension and severance costs	880,293	880,081	(212)
Deferred income taxes	2,298,469	2,387,066	88,597
Other long-term liabilities	457,848	482,670	24,822

Total long-term liabilities	13,651,005	14,005,048	354,043

Total liabilities	30,082,501	30,751,512	669,011

Shareholders’ equity
Toyota Motor Corporation shareholders’ equity:
Common stock, no par value, authorized: 10,000,000,000 shares at March 31, 2015 and June 30, 2015 issued: 3,417,997,492 shares at March 31, 2015 and June 30, 2015	397,050	397,050	—
Additional paid-in capital	547,054	547,356	302
Retained earnings	15,591,947	15,844,989	253,042
Accumulated other comprehensive income (loss)	1,477,545	1,639,482	161,937
Treasury stock, at cost, 271,183,861 shares at March 31, 2015 and 270,827,535 shares at June 30, 2015	(1,225,465)	(1,223,868)	1,597

Total Toyota Motor Corporation shareholders’ equity	16,788,131	17,205,009	416,878

Noncontrolling interests	859,198	864,958	5,760

Total shareholders’ equity	17,647,329	18,069,967	422,638

Commitments and contingencies

Total liabilities and shareholders’ equity	47,729,830	48,821,479	1,091,649

TOYOTA MOTOR CORPORATION    FY2016 First Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

First quarter for the three months ended June 30

Consolidated Statements of Income

	(Yen in millions)
	FY2015 first quarter (Three months ended June 30, 2014)	FY2016 first quarter (Three months ended June 30, 2015)	Increase (Decrease)
Net revenues:
Sales of products	6,023,590	6,527,733	504,143
Financing operations	367,098	459,915	92,817

Total net revenues	6,390,688	6,987,648	596,960

Costs and expenses:
Cost of products sold	4,896,086	5,248,790	352,704
Cost of financing operations	199,089	308,375	109,286
Selling, general and administrative	602,785	674,482	71,697

Total costs and expenses	5,697,960	6,231,647	533,687

Operating income	692,728	756,001	63,273

Other income (expense):
Interest and dividend income	46,483	53,326	6,843
Interest expense	(3,914)	(4,396)	(482)
Foreign exchange gain, net	12,985	34,188	21,203
Other income, net	23,544	6,140	(17,404)

Total other income (expense)	79,098	89,258	10,160

Income before income taxes and equity in earnings of affiliated companies	771,826	845,259	73,433

Provision for income taxes	259,973	267,957	7,984
Equity in earnings of affiliated companies	105,329	100,902	(4,427)

Net income	617,182	678,204	61,022

Less – Net income attributable to noncontrolling interests	(29,408)	(31,810)	(2,402)

Net income attributable to Toyota Motor Corporation	587,774	646,394	58,620

	(Yen)
Net income attributable to Toyota Motor Corporation per share
Basic	185.43	205.41	19.98
Diluted	185.34	205.30	19.96

TOYOTA MOTOR CORPORATION    FY2016 First Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

Consolidated Statements of Comprehensive Income

	(Yen in millions)
	FY2015 first quarter (Three months ended June 30, 2014)	FY2016 first quarter (Three months ended June 30, 2015)	Increase (Decrease)
Net income	617,182	678,204	61,022
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(85,510)	85,267	170,777
Unrealized gains (losses) on securities	52,495	77,660	25,165
Pension liability adjustments	451	1,841	1,390

Total other comprehensive income (loss)	(32,564)	164,768	197,332

Comprehensive income	584,618	842,972	258,354

Less – Comprehensive income attributable to noncontrolling interests	(23,235)	(34,641)	(11,406)

Comprehensive income attributable to Toyota Motor Corporation	561,383	808,331	246,948

TOYOTA MOTOR CORPORATION    FY2016 First Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(3) Consolidated Statements of Cash Flows

	(Yen in millions)
	FY2015 first quarter (Three months ended June 30, 2014)	FY2016 first quarter (Three months ended June 30, 2015)
Cash flows from operating activities:
Net income	617,182	678,204
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	316,004	381,526
Provision for doubtful accounts and credit losses	11,321	19,677
Pension and severance costs, less payments	5,718	(1,608)
Losses on disposal of fixed assets	5,027	4,559
Unrealized losses on available-for-sale securities, net	15	162
Deferred income taxes	26,828	40,352
Equity in earnings of affiliated companies	(105,329)	(100,902)
Changes in operating assets and liabilities, and other	(1,170)	101,405

Net cash provided by operating activities	875,596	1,123,375

Cash flows from investing activities:
Additions to finance receivables	(3,190,505)	(3,562,601)
Collection of and proceeds from sales of finance receivables	2,982,259	3,372,442
Additions to fixed assets excluding equipment leased to others	(264,417)	(378,281)
Additions to equipment leased to others	(531,883)	(679,392)
Proceeds from sales of fixed assets excluding equipment leased to others	13,743	7,300
Proceeds from sales of equipment leased to others	181,521	263,658
Purchases of marketable securities and security investments	(753,193)	(375,659)
Proceeds from sales of and maturity of marketable securities and security investments	790,883	835,643
Changes in investments and other assets, and other	73,664	(537,048)

Net cash used in investing activities	(697,928)	(1,053,938)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	1,050,791	1,320,667
Payments of long-term debt	(541,420)	(990,609)
Decrease in short-term borrowings	(186,965)	(770)
Dividends paid to Toyota Motor Corporation shareholders	(316,977)	(393,352)
Dividends paid to noncontrolling interests	(29,499)	(28,381)
Reissuance (repurchase) of treasury stock	330	1,998

Net cash used in financing activities	(23,740)	(90,447)

Effect of exchange rate changes on cash and cash equivalents	(20,046)	24,107

Net increase in cash and cash equivalents	133,882	3,097

Cash and cash equivalents at beginning of period	2,041,170	2,284,557

Cash and cash equivalents at end of period	2,175,052	2,287,654

Note:

In the Consolidated Statements of Cash Flows, cash and cash equivalents include cash on hand, bank deposits that can be withdrawn at any time and short-term investments that can be converted into cash at any time and carry minimal risk of change in value.

(4) Going Concern Assumption

None

TOYOTA MOTOR CORPORATION    FY2016 First Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(5) Segment Information

(i) Segment Operating Results

FY2015 first quarter (Three months ended June 30, 2014)

	(Yen in millions)
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	5,900,070	367,098	123,520	—	6,390,688
Inter-segment sales and transfers	14,597	10,330	134,796	(159,723)	—

Total	5,914,667	377,428	258,316	(159,723)	6,390,688
Operating expenses	5,327,915	279,215	247,517	(156,687)	5,697,960

Operating income	586,752	98,213	10,799	(3,036)	692,728

FY2016 first quarter (Three months ended June 30, 2015)

	(Yen in millions)
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	6,398,388	459,915	129,345	—	6,987,648
Inter-segment sales and transfers	13,002	10,387	127,604	(150,993)	—

Total	6,411,390	470,302	256,949	(150,993)	6,987,648
Operating expenses	5,733,827	400,129	244,666	(146,975)	6,231,647

Operating income	677,563	70,173	12,283	(4,018)	756,001

TOYOTA MOTOR CORPORATION    FY2016 First Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(ii) Geographic Information

FY2015 first quarter (Three months ended June 30, 2014)

	(Yen in millions)
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	1,908,471	2,196,326	621,370	1,114,044	550,477	—	6,390,688
Inter-segment sales and transfers	1,388,060	62,797	29,288	83,384	41,481	(1,605,010)	—

Total	3,296,531	2,259,123	650,658	1,197,428	591,958	(1,605,010)	6,390,688

Operating expenses	2,930,568	2,093,587	639,790	1,087,042	557,907	(1,610,934)	5,697,960

Operating income	365,963	165,536	10,868	110,386	34,051	5,924	692,728

FY2016 first quarter (Three months ended June 30, 2015)

	(Yen in millions)
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	2,007,160	2,781,292	607,563	1,043,791	547,842	—	6,987,648
Inter-segment sales and transfers	1,494,802	59,153	36,461	99,186	48,433	(1,738,035)	—

Total	3,501,962	2,840,445	644,024	1,142,977	596,275	(1,738,035)	6,987,648

Operating expenses	3,026,108	2,713,585	636,165	1,042,880	558,247	(1,745,338)	6,231,647

Operating income	475,854	126,860	7,859	100,097	38,028	7,303	756,001

Note: “Other” consists of Central and South America, Oceania, Africa and the Middle East.

(6) Significant Changes in Shareholders’ Equity

None